ABIGAIL J. MURRAY 312-609-7796 amurray@vedderprice.com

August 18, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC  20549
Attn:  Ms. Deborah O’Neal-Johnson

Re:	Marshall Funds, Inc. (File Nos. 033-48907 and 811-58433)

Dear Ms. O’Neal-Johnson:

On behalf of Marshall Funds, Inc. (the “Registrant”), this letter is in response to the comments you provided during our telephone conference on July 23, 2010 regarding the Registrant’s Post-Effective Amendment No. 63 to its Registration Statement on Form N-1A filed on June 16, 2010, pursuant to Rule 485(a) under the Securities Act of 1933 for purposes of registering shares of a new series of the Registrant, the Marshall Large-Cap Focus Fund (the “Fund”). The Registrant intends to file a post-effective amendment pursuant to Rule 485(b) on or about Monday, August 30, 2010, to go effective on Tuesday, August 31, 2010.

PROSPECTUS

Fund Summary – Fees and Expenses of the Fund

1.    Comment:  Confirm that the fee waiver and expense reimbursement for each class of the Fund will extend for at least one year from the date of the Prospectus.

    Response:  The Adviser has agreed to waive or reduce its investment advisory fee or reimburse expenses for each class of the Fund through December 31, 2011, which is at least one year from the date of the Prospectus.

Fund Summary – Principal Investment Strategies

2.       Comment:   As the Fund includes “large-cap” in its name, explain why the capitalization range of the S&P 500 Index is an appropriate definition of large capitalization companies for the Fund.

    Response:  The Registrant believes the capitalization range of the S&P 500 Index is an appropriate definition of large capitalization companies for a fund with “large-cap” in its

United States Securities and Exchange Commission
August 18, 2010

name.  As of July 30, 2010, the capitalization range of the S&P 500 Index was approximately $1.1 billion to $305.1 billion.  Also as of July 30, 2010, the weighted average market capitalization of the S&P 500 Index was $79.1 billion and the weighted average market capitalization of the Adviser’s large-cap focus strategy was $73.3 billion.

Fund Summary – Principal Risks

3.       Comment:  Confirm whether “Sector Risks” is a principal risk of the Fund, and if it is not principal, move to the “Additional Information Regarding Principal Investment Strategies and Risks” section of the Prospectus.

    Response:  The Registrant confirms that “Sector Risks” is a principal risk of the Fund.

Fund Summary – Portfolio Managers

4.       Comment:  Add the Fund’s inception date to each portfolio manager’s biography.

    Response:   Since the Fund is a new fund, the Fund’s inception date will be added to each portfolio manager’s biography in the prospectus update following the public offering of the Fund’s shares.

Fund Summary – Purchase and Sale of Fund Shares

5.  Comment:  Delete the last sentence from the following disclosure:

To open an account, your first investment must be at least $1,000. An account may be opened with a smaller amount as long as the minimum is reached within 90 days. You can add to your existing Marshall Funds account directly or through the Fund’s Systematic Investment Program for as little as $50. In special circumstances, these minimums may be waived or lowered at the Fund’s discretion. Call your broker/dealer, investment professional or financial institution for any additional limitations.

Response:  The Registrant respectfully declines to modify the disclosure.

Additional Information Regarding Principal Investment Strategies and Risks – Investment Techniques

6.   Comment:  If securities lending is a principal investment strategy of the Fund, add a related strategy to the “Fund Summary – Principal Investment Strategies” section.

United States Securities and Exchange Commission
August 18, 2010

Response:  The Registrant notes that securities lending is not a principal investment strategy of the Fund.  The Registrant further notes that securities lending has been identified as a technique utilized by the Fund in response to Item 9 of Form N-1A.

How to Redeem and Exchange Shares – Frequent Traders

7.   Comment:  Form N-1A requires a fund to describe its policies and procedures for deterring frequent purchases and redemptions of fund shares with specificity in the prospectus. Please provide more information regarding the Fund’s policies and procedures for deterring frequent purchases and redemptions of Fund shares to the extent practicable.

Response: The Registrant believes that it has described its policies and procedures for deterring frequent purchases and redemptions of fund shares with sufficient specificity in the Prospectus.

Account and Share Information – Portfolio Holdings

8.   Comment:  If the Fund’s policies and procedures with respect to the disclosure of portfolio securities will be available on the Fund’s website, then disclose this in the Prospectus.

Response:  The Fund’s policies and procedures with respect to the disclosure of portfolio securities are not available on the Fund’s website.

Privacy Policy Notice

9.   Comment:  Remove the clause “Not Part of the Prospectus” or remove the Privacy Policy Notice from the Prospectus.

Response:  The Registrant has removed the clause “Not Part of the Prospectus” as requested by the staff.

SAI

Who Manages the Fund?

10.       Comment:  Include disclosure in the SAI that complies with the new board governance disclosure rules.

Response:  Disclosure complying with the new board governance disclosure rules has been included in the SAI.

United States Securities and Exchange Commission
August 18, 2010

11.       Comment:  Fix the reference “[e]ach director with an asterisk (*) is deemed to be an ‘interested person,’ as defined in the 1940 Act” to reflect that such directors are marked with two asterisks.

Response:  The Registrant has modified the disclosure.

PART C

12.      Comment:  Please update the Item numbers in the Part C.

     Response:  The Registrant has modified the disclosure.

*                      *                      *

If you have any questions or comments, please contact the undersigned at (312) 609-7796.

Sincerely,

/s/Abigail J. Murray
Abigail J. Murray

cc:	Mr. John Blaser
Ms. Julie D’Angelo, Esq.
Ms. Maureen Miller, Esq.
Ms. Renee M. Hardt, Esq.

Marshall Funds, Inc.
111 East Kilbourn Avenue, Suite 200
Milwaukee, Wisconsin  53202
August 18, 2010

VIA EDGAR

Ms. Deborah O’Neal-Johnson
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC  20549

Re:	Marshall Funds, Inc. (the “Registrant”) File Numbers 033-48907; 811-58433

Dear Ms. O’Neal-Johnson:

This letter is provided to the Securities and Exchange Commission (the “Commission”) in connection with a response being made on behalf of the Registrant to comments that you provided with respect to Post-Effective Amendment No. 63 under the Securities Act of 1933 to the Registrant’s registration statement on Form N-1A filed with the Commission on June 16, 2010.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Marshall Funds, Inc.

By:            /s/John M. Blaser
Name:       John M. Blaser
Title:    President and Director